SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: U.S. One Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
     9190 Double Diamond Parkway, Reno, NV 89521
Telephone Number (including area code): 1-866-900-1080
Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle with copies to Paul Hrabal, U.S. One Trust, 9190 Double Diamond Parkway, Reno, NV 89521 and W. John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
☑ Yes      ☐ No

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Reno and state of Nevada on the 26th day of July 2009.

U.S. ONE TRUST
/s/ Paul Hrabal
Name:	Paul Hrabal
Title:	Initial Trustee

Attest:
/s/ Monica Gore
Name:	Monica Gore
Title: